U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a)

of the Public Holding Company Act of 1935 or Section 30(f)

of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Bank of America Corporation	2. Date of Event Requiring Statement (Month/Day/Year) 10/12/2000	4. Issuer Name and Ticket or Trading Symbol Exult, Inc. (EXLT)
Bank of America Corporate Center 100 N. Tryon Street		5. Relationship of Reporting Person to Issuer (Check all applicable) _____ Director __X___ 10% Owner _____ Officer (give _____ Other (specify title below) below) ________________________	6. If Amendment, Date of Original (Month/Day/Year) N/A
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)
(Street) Charlotte, NC 28255-0001
7. Individual or Joint/Group Filing (Check applicable line) __X___ Form filed by One Reporting Person _____ Form filed by More than One Reporting Person
(City) (State) (Zip)
Table I-Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (1) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, par value $.0001 per share	5,000,000	D

FORM 3 (continued) Table II-Derivative Securities Beneficially Owned (e.g., puts, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Owner-ship Form of Derivative Security: Direct (D) or Indirect (1) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Warrant	12/13/00	12/13/03	Common Stock, par value $.0001 per share	5,000,000	$11.00	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violation.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). ____/s/ David R. Smith ___________ _10/23/00_

**Signature of Reporting Person Date

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient,

See Instruction 6 for procedure.

(Print or Type Responses)